
PROCESSING
RECEIVED
FEB 28 2007
SEC MAIL
SECTION
213
WASH., D.C.



SECURITIES AND EXCHANGE COMMISSION

07002691

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 EDGEWATER DRIVE, SUITE 250
(No. and Street)

WAKEFIELD	MA	01880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSHUA MELTZER (718) 914-1254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSHUA MELTZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 12/11/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENTINEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Sentinel Securities, Inc.
Wakefield, MA

We have audited the accompanying statement of financial condition of Sentinel Securities, Inc. (the Company) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 23, 2007

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 228,827
Receivable from broker-dealers and clearing organizations	161,796
Receivable from non-customers	17,294
Prepaid expenses	38,416
Deposits with clearing organizations	50,000
Furniture and equipment at cost, less, accumulated depreciation of $12,262	7,738
Total Assets	$ 504,071

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 93,249
Securities sold short, not yet purchased	10,890
Deferred taxes payable	3,366
Income taxes payable	12,494
Total Liabilities	119,999
Stockholders' Equity	
Common stock, no par value, shares authorized 20,000; 2,966 issued and outstanding shares	20,000
Retained earnings	364,072
Total Stockholders' Equity	384,072
Total Stockholders' Equity and Liabilities	$ 504,071

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 1,489,299
Fee income	10,492
Interest and dividends	22,463
	1,522,254
Expenses:	
Employee compensation and benefits	1,060,958
Clearance fees	72,712
Occupancy costs	15,378
Other expenses	197,273
	1,346,321
Income Before Income Taxes	175,933
Provision for Income Taxes	71,239
Net Income	$ 104,694

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Retained Earnings	Total
Balance at January 1, 2006	$ 20,000	$ 259,378	$ 279,378
Net Income		104,694	104,694
Balance at December 31, 2006	$ 20,000	$ 364,072	$ 384,072

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	$	100,000
Increases:		
Repayment of subordinated notes		(100,000)
Subordinated borrowings at December 31, 2006	$	-

The accompanying notes are an integral part of these financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$ 104,694
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 2,857	
Deferred Taxes	(806)	
(Increase) decrease in operating assets:		
Increase in receivable from broker-dealers	(55,229)	
Increase in receivable from noncustomers	(2,294)	
Decrease in prepaid taxes	12,197	
Increase in prepaid expenses	(11,399)	
Increase (decrease) in operating liabilites:		
Increase in accounts payable, accrued expenses	40,682	
Increase in securities sold short, not yet purchased	10,890	
Increase in income taxes payable	12,494	
Total adjustments		9,392
Net cash provided by operating activities		114,086
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Repayment of subordinated loans		(100,000)
Net increase in cash		14,086
Cash at beginning of year		214,741
Cash at end of the year		$ 228,827

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 7,333
Income tax payments	$ 59,551

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SENTINEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on February 1, 2000. It serves as a broker/dealer in securities. Related commission revenue and expenses are recorded on a settlement date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Intangibles
The Company has adopted the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* and therefore expensed the organization costs for financial statement purposes. For income tax purposes these costs will be amortized over 5 years.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the period ended December 31, 2006, depreciation expense was $2,857.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $314,414 at December 31, 2006, which exceeded required net capital of $50,000 by $264,414. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 34.7%.

SENTINEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 59,686	$ 12,359	$72,045
Deferred	(629)	(177)	(806)
	$ 59,057	$ 12,182	$ 71,239

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- SUBORDINATED LOANS – STOCKHOLDERS

In November 2006, the Company repaid the principal amounts due to the stockholders on the subordinated loans and interest was paid throughout the year on a quarterly basis. Therefore, as of December 31, 2006 no amount was due on these loans.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company maintains its checking account in one commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6- RELATED PARTY TRANSACTIONS

The Company is related to Sentinel Benefits Group through common ownership and management. Any transactions with this entity are minimal and at arm's length. The Company reimbursed the related party for payroll and commission transactions paid from its bank accounts to employees of the Company. The Company also has an expense sharing agreement in place with this related party to allocate certain overhead costs to the Company. No amounts were due to or from this related party at December 31, 2006.

NOTE 7- SUBSEQUENT EVENTS

On January 2, 2007 the Company was purchased by Focus Financial Partners, LLC as part of its purchase of the Sentinel Benefits Group. According to the agreement with the new owners, the current owner/managers will continue to manage the Company.

SENTINEL SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2006

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total ownership equity from statement of financial condition	$ 384,072
Total subordinated liabilities from statement of financial condition	-
Total nonallowable assets from statement of financial condition	(108,009)
Net capital before haircuts on securities positions	276,063
Haircuts on securities	(6,210)
Net capital	$ 269,853
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 119,999
Total aggregate indebtedness	$ 119,999
Percentage of aggregate indebtedness to net capital	44.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 8,000
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 219,853
Excess net capital at 1000%	$ 257,853

SENTINEL SECURITIES, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2006

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2006	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2006
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 381,065	$ 3,007	$ 384,072
Add:			
Liabilities subordinated to claims of general creditors	-	-	-
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	103,423	4,586	108,009
Haircuts on securities	6,210	0	6,210
Total deductions	109,633	4,586	114,219
Net capital	$ 271,432	$ (1,579)	$ 269,853

SCHEDULE II

SENTINEL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2006

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

SENTINEL SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2006

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

SENTINEL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

Sentinel Securities Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Sentinel Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sentinel Securities, Inc., (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 23, 2007

END